

May 4, 2015

Via E-mail
Antonio Bonchristiano
Chief Executive Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, NY 10022

> **Re:** **GP Investments Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-203500**

Dear Mr. Bonchristiano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposed Business, page 61

Overview, page 61

1. We note your disclosure that "potential sale value represents management's best estimate of the total revenues expected assuming the sale of all units in a real estate development project," and as such, it appears to be a projection. Please tell us how you determined you have a reasonable basis to make this projection. Refer to Item 10(b) of Regulation S-K.

2. We note your response to comment 8 of our letter dated April 9, 2015, and your revised disclosure regarding the cash-on-cash measure. Please explain to us in greater detail how cash-on-cash is calculated. In particular, please explain why the ratio could be based on income *or* fair value.

Management, page 79

3.   We note that you have identified three individuals that will serve on the board of directors prior to consummation of this offering. Please file consents for these individuals or advise. Refer to Rule 438 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Michael Mies
       Skadden, Arps, Slate, Meagher & Flom LLP